Western Pennsylvania Adventure Capital Fund, LLC

Scott Towne Center, Suite A-113

2101 Greentree Road, Pittsburgh, PA

April 30, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: John Ganley

Re:	Western Pennsylvania Adventure Capital Fund, LLC
Definitive Proxy Statement
Filed April 30, 2010

Dear Mr. Ganley:

The undersigned is legal counsel to the Western Pennsylvania Adventure Capital Fund, LLC (the “Company”).

On behalf of the Company, thank you for your comments on the Preliminary Proxy Statement that was filed on April 15, 2010 (the “Preliminary Proxy Statement”). In response to your comments to the Preliminary Proxy Statement, please be advised that the following changes have been made: (i) in the event that the Plan of Liquidation and Dissolution is not approved by the Company’s Members, the Company’s Management Committee will not resign, but will instead consider other options in the best interests of the Company; (ii) the Company is now referred to as a “business development company” throughout the filing; (iii) the filing has been modified in an effort to comply with the new enhanced director disclosure requirements.

On behalf of the Company, I hereby acknowledge that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

Please contact me at 412-577-5232 if you any additional questions or comments.

Very truly yours,

/s/ Jon C. Hughes

Jon C. Hughes

Schnader Harrison Segal & Lewis LLP